SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


For the months of June 2001
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                                BONSO ELECTRONICS
                               INTERNATIONAL INC.
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                 (Translation of Registrant's name into English)



Unit 1106-1110, 11F.,Star House 3 Salisbury Road, Tsimshatsui Kowloon, Hong Kong
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                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

               Form 20-F  X                            Form 40-F
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[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

               Yes                                     No  X
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            BONSO ELECTRONICS INTERNATIONAL
                                            (Registrant)



Date: July 5, 2001                          By:  /s/  Henry F. Schlueter
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                                                      Henry F. Schlueter,
                                                      Assistant Secretary